SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2010

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM IS ONCE AGAIN PART OF THE SUSTAINABILITY INDEX (ISE) OF THE SÃO PAULO STOCK EXCHANGE - BM&FBOVESPA

São Paulo, Brazil, November 25, 2010 --- BRASKEM S.A. (BM&FBOVESPA: BRKM3, BRKM5 and BRKM6; NYSE: BAK; LATIBEX: XBRK), the leading thermoplastic resin producer in the Americas, informs that, for the sixth consecutive year, was included in the Sustainability Index (ISE) of the São Paulo Stock Exchange - BMF&BOVESPA.

ISE is designed to measure the return on a portfolio composed of shares of companies highly committed to social responsibility and corporate sustainability, and also to promote good practices in the Brazilian corporate environment.

The new portfolio will be valid from January 3 to December 29, 2011, and is formed by 47 shares of 38 companies. Together they represent 15 industries and have joint market cap of R$ 1.17 trillion.

Braskem is the leading thermoplastic resin producer in the Americas. With 31 industrial plants in Brazil and the United States, Braskem produces annually over 15 million tons of thermoplastic resins and other petrochemical products.

For further information, please contact the IR team:

Luciana Ferreira	Roberta Varella
Investor Relations Officer	IR Manager
Tel. (55 11) 3576-9178	Tel: (55 11) 3576-9266
luciana.ferreira@braskem.com.br	roberta.varella@braskem.com.br

Daniela Castro	Marina Dalben	Isabella Alves
IR Analyst	IR Analyst	IR Analyst
Tel: (55 11) 3576-9615	Tel: (55 11) 3576-9716	Tel: (55 11) 3576-9020
daniela.castro@braskem.com.br	marina.dalben@braskem.com.br	isabella.alves@braskem.com.br

For more information, visit:
www.braskem-ir.com.br

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 29, 2010
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.